UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2006

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|   No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On May 8, 2006, Telkom SA Limited (‘Telkom”) issued a Trading Statement pursuant to the Listings Requirements of the JSE Limited, announcing that it expected an increase of between 35% and 45% in basic earnings per share and between 30% and 40% in headline earnings per share for the year ended March 31, 2006, from the comparative year ended March 31, 2005. A copy of the Trading Statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Trading Statement contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Exhibit	Description

99.1

Trading Statement, dated May 8, 2006, issued by Telkom SA Limited pursuant to the Listings Requirements of the JSE Limited, announcing that it expected an increase of between 35% and 45% in basic earnings per share and between 30% and 40% in headline earnings per share for the year ended March 31, 2006, from the comparative year ended March 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:	/s/ Kaushik Patel
Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	May 9, 2006